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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2012

Washington DC
110

SEC FILE NUMBER
8 - 45675

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Far Hills Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 Avenue of the Americas 18th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Peter Novello — 212-840-7779
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Peter Novello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Far Hills Group, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDITH M. BONGIOVI
Notary Public, State of New York
No. 01BO6178779
Qualified in Queens County
Term Expires December 15, 2015

Edith M. Bongiovi
Notary Public

Signature

CHAIRMAN & CEO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

FAR HILLS GROUP, LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Far Hills Group, LLC

We have audited the accompanying statement of financial condition of Far Hills Group, LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Far Hills Group, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

New York, New York
February 24, 2012

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash and cash equivalents	$	1,389,360
Fees receivable		3,288,644
Property and equipment, net		562,214
Restricted cash, security deposit		206,944
Other assets		126,972
	$	5,574,134
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	867,004
Deferred taxes payable		107,000
Due to member		22,000
Total liabilities		996,004
Members' equity		4,578,130
	$	5,574,134

See accompanying notes to financial statement.

1. Nature of business

Far Hills Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is qualified under the International Dealer Exemption and is permitted to engage in activities in Canada.

The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts. The managers of such investment vehicles usually pay the Company a contracted percentage of their commitments, management fees and/or performance incentive allocations, as received or allocated, for as long as such managers receive fees or allocations from contracted investors.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2012. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers money market accounts with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Depreciation Method
Furniture and fixtures	7 years	Straight-line
Office equipment	5 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	Term of lease	Straight-line

2. Summary of significant accounting policies (continued)

Long-Lived Assets

The Company complies with GAAP, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision, or the remaining balance may not be recoverable.

Revenue Recognition

Revenue derived from management fees is generally recognized quarterly during the year and revenue derived from performance incentive fees or allocations is generally recognized at the end of each year, based on information provided by the managers of the underlying investment vehicles. Revenue derived from commitment fees is generally recognized when the underlying investment assets have been committed by the contracted investors and the fund is closed.

Fees Receivable and Allowance for Doubtful Accounts

Fees receivable is an estimate based on information provided by the fund managers. Any differences between the actual amounts received in a subsequent period and the amounts recorded as a receivable at the end of the prior period are recorded as an adjustment to revenue in the subsequent period. The Company considers all fees receivable at December 31, 2011 to be collectible and no allowance for doubtful accounts is deemed necessary at December 31, 2011.

Commissions Payable

Commissions payable, which is included with accounts payable and accrued expenses in the statement of financial condition, is an estimate based on third quarter commissions both earned and received, taken as a percentage of total fee receipts from the fund managers for that period. This percentage is applied to the fee receivable due from respective fund managers at December 31, 2011 and any differences between the actual amounts paid in a subsequent period and the amounts recorded as commission payable at the end of the prior period are recorded as an adjustment to expenses in the subsequent period. The Company expects to disburse all commissions payable at December 31, 2011 when fees are received from the fund managers.

Income Taxes

The Company is a Limited Liability Company and has elected to be treated as a partnership for federal and state income tax purposes and, accordingly, there is no provision for federal and state income taxes as the individual members report their share of the Company's income or loss on their personal income tax returns. The Company is subject to New York City Unincorporated Business Tax.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Property and equipment

Property and equipment consist of the following at December 31, 2011:

Furniture and fixtures	$	130,629
Office equipment		180,176
Computer software		44,638
Leasehold improvements		711,261
		1,066,704
Less accumulated depreciation and amortization		504,490
	$	562,214

Depreciation and amortization expense was approximately $105,000 for the year ended December 31, 2011.

4. Due to member

The Company is obligated to fund one of its member's 401(k) plan in the amount of approximately $22,000 at December 31, 2011.

5. Net capital requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirement which requires that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2011, the Company's net capital was approximately $687,000, which was approximately $628,000 in excess of its computed minimum net capital requirement of approximately $59,000 pursuant to SEC Rule 15c3-1 and CFTC Regulation 1.17.

6. Income taxes

New York City Unincorporated Business Tax consists of the following for the year ended December 31, 2011:

Current	$	819,000
Deferred		(338,000)
	$	481,000

Deferred taxes payable represent the tax effect of temporary differences between the basis of assets and liabilities for income tax and financial reporting purposes. The Company utilizes the cash basis method of accounting for income tax purposes and the accrual basis for financial reporting purposes. The components of deferred taxes payable consist of the taxes applicable to the fees receivable, netted against certain accounts payable and accrued expenses at December 31, 2011.

7. Concentration of credit risk

The Company maintains its cash balances in one financial institution, which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

8. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Commitment and restricted cash

The Company leases its office space under an operating lease which expires in February 2019.

Future minimum lease payments are as follows:

Year ending December 31,		
2012		621,000
2013		621,000
2014		656,000
2015		663,000
2016		663,000
Thereafter		1,437,000
	$	4,661,000

9. Commitment and restricted cash (continued)

Rent expense amounted to approximately $634,000 for the year ended December 31, 2011, and is charged to operations over the term of the lease on a straight-line basis, which results in a deferred rent payable. Deferred rent payable represents the cumulative rent expense charged to operations from the inception of the lease in excess of the required lease payments. Deferred rent payable amounted to approximately $209,000 at December 31, 2011, and is included in accounts payable and accrued expenses in the statement of financial condition.

Restricted cash consists of approximately $207,000 to secure an unconditional letter of credit for the Company's office space at December 31, 2011.

10. 401(k) plan

Effective October 1, 2002, the Company has a 401(k) retirement plan (the "Plan") eligible to all employees over 21 years of age and have completed three months of service. Employees eligible to participate may defer between 1% and 70% of their annual compensation, as defined in the Plan. The Company, at its discretion, made matching contributions to the Plan in the amount of approximately $34,000 for the year ended December 31, 2011.

11. Major customers

The Company had earned fees from two customers of approximately $5,678,000 or 55% of the total fees earned for the year ended December 31, 2011. Fees receivable from these customers were approximately $1,700,000 or 52% of the total fees receivable at December 31, 2011, none of which was collected through the date of the independent auditors' report.